SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

The Oncology Institute, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

23343Q100

(CUSIP Number)

Christopher Kersey

Manager

2100 McKinney Ave, Suite 1760

Dallas, Texas 75201

Tel: (214) 420-3481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON Havencrest Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 15,662,794 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 15,662,794 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 15,662,794 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 21.0%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 15,662,794 shares of Common Stock (as defined herein) for which TOI HC I, LLC is the record owner and excludes 3,325,177 Earnout Shares (as defined herein) that may be issued to TOI HC I, LLC pursuant to the Merger Agreement (as defined herein). Havencrest Healthcare Partners, L.P. may be deemed to have beneficial ownership of the shares directly held by TOI HC I, LLC. Havencrest Healthcare Partners GP, LLC controls Havencrest Healthcare Partners, L.P.

(2)	Based on 74,590,130 shares of Common Stock of the Issuer (as defined herein) outstanding as of November 18, 2021.

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON Havencrest Healthcare Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 15,662,794 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 15,662,794 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 15,662,794 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 21.0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

Consists of 15,662,794 shares of Common Stock for which TOI HC I, LLC is the record owner and excludes 3,325,177 Earnout Shares that may be issued to TOI HC I, LLC pursuant to the Merger Agreement. Havencrest Healthcare Partners, L.P. may be deemed to have beneficial ownership of the shares directly held by TOI HC I, LLC. Havencrest Healthcare Partners GP, LLC controls Havencrest Healthcare Partners, L.P.

(2)	Based on 74,590,130 shares of Common Stock of the Issuer outstanding as of November 18, 2021.

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON TOI HC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 15,662,794 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 15,662,794 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 15,662,794 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 21.0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	TOI HC I, LLC is the record owner of the shares and this amount excludes 3,325,177 Earnout Shares that may be issued to TOI HC I, LLC pursuant to the Merger Agreement.
(2)	Based on 74,590,130 shares of Common Stock of the Issuer outstanding as of November 18, 2021.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”) of The Oncology Institute, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 18000 Studebaker Rd, Suite 800, Cerritos, California 90703.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by Havencrest Healthcare Partners, L.P., Havencrest Healthcare Partners GP, LLC, and TOI HC I, LLC (each a “Reporting Person” and collectively, the “Reporting Persons”). The name, residence, or principal business address, citizenship, and present principal occupation of each officer or manager of each Reporting Person, as applicable (each, a “Listed Person”), is listed on Schedule I hereto.

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) is filed herewith as Exhibit 1.1 hereto. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

(b) The principal business address of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(c) The principal business or occupation of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 12, 2021, (the “Closing Date”), the Issuer consummated the acquisition of TOI Parent, Inc., a Delaware corporation (“TOI”) (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated as of June 28, 2021 (the “Merger Agreement”), by and among DFP Healthcare Acquisitions Corp., a Delaware corporation (“Pubco”), Orion Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of Pubco (“First Merger Sub”), Orion Merger Sub II, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Pubco (“Second Merger Sub”), and TOI. In connection with the closing of the Business Combination, TOI HC I, LLC received 15,662,794 shares of Common Stock of the Issuer in exchange for the contribution of all of its outstanding shares and interests in TOI.

In addition to the shares of Common Stock, pursuant to the earnout provisions of the Merger Agreement, the Reporting Persons are entitled to receive up to an additional 3,325,177 shares of Common Stock if, for a three-year period following the Closing Date, the volume-weighted average price of the Common Stock equals or exceeds certain thresholds (the “Earnout Shares”). Of these Earnout Shares, (i) a first tranche of up to 1,330,071 Earnout Shares will be issued if, within a two-year period following the Closing Date, the volume-weighted average price of the Common Stock equals or exceeds $12.50 for any 20 trading days within any 30-trading day period, and (ii) a second tranche of up to 1,995,106 Earnout Shares will be issued if, within a three-year period following the Closing Date, the volume-weighted average price of the Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period, in each case, subject to adjustment as provided in the Merger Agreement.

Item 4.	Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated by reference herein.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Each of the Reporting Persons retains the right to change its investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by the Reporting Person, in any manner permitted by law. The Reporting Persons may each engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, each of the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or any other third party regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a) Based on the 74,590,130 shares of the Issuer’s Common Stock outstanding as of the closing of the Business Combination, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2021, the shares of Common Stock held by the Reporting Persons constitute 21.0% of the outstanding shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

The shares of the Issuer’s Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 3 above.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote with respect to such shares, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii)	shared power to vote or to direct the vote with respect to such shares, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii)	sole power to dispose or direct the disposition of such shares, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv)	shared power to dispose or to direct the disposition of such shares, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) The information contained in Items 3 and 4 to this Schedule 13D is incorporated by reference herein. Except as disclosed in this Schedule 13D, none of the Reporting Persons, or to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D has effected transactions in the Common Stock in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

At the closing of the Business Combination, Pubco, TOI HC I, LLC, and the other parties thereto (collectively, the “Rights Holders”) entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated November 12, 2021. Pursuant to the terms of the Registration Rights Agreement, Issuer is obligated to file a registration statement to register the resale of all Issuer Common Stock held by the Rights Holders. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Rights Holders may demand at any time or from time to time, that Issuer file a registration statement on Form S-1 or Form S-3 to register certain shares of Issuer Common Stock held by or otherwise issuable to such Rights Holders. The Registration Rights Agreement also provides the Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2.2 and incorporated by reference herein.

Post-Closing Lock-Up

The Issuer’s bylaws subject certain shares of Common Stock of the Issuer received in connection with the Business Combination (the “Lock-Up Shares”), including those held by the Reporting Persons as of the Closing Date, to transfer restrictions, which prohibit (subject to certain exceptions) sales, transfers, pledges, or other dispositions of the Lock-Up Shares for 12 months after the Closing Date. The Issuer’s bylaws provide that 50% of the Lock-Up Shares held by the Reporting Persons will be released from lock-up six months after the Closing Date of the Business Combination and that an additional 25% of the Lock-Up Shares held by the Reporting Persons will be released from lock-up nine months after the Closing Date of the Business Combination.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated November 22, 2021.

Exhibit 2.1	Agreement and Plan of Merger dated June 28, 2021 (Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 29, 2021).

Exhibit 2.2	Amended and Restated Registration Rights Agreement dated November 12, 2021 (Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2021).

Exhibit 2.3	Amended & Restated Bylaws of The Oncology Institute, Inc., dated November 12, 2021 (Incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2021).

SCHEDULE I

Havencrest Healthcare Partners, L.P.

The business and operations of Havencrest Healthcare Partners, L.P. are managed by its general partner, Havencrest Healthcare Partners GP, LLC, as set forth below.

Havencrest Healthcare Partners GP, LLC

The name, function, citizenship, and present principal occupation or employment for the officers of Havencrest Healthcare Partners GP, LLC are set forth below. Unless otherwise indicated below, the business address of each officer listed below is 2100 McKinney Avenue, Suite 1760, Dallas, TX 75201.

Name	Position with Reporting Person	Principal Occupation/Business	Citizenship	No. Shares Held

Christopher W. Kersey	Manager and President	Founding Managing Partner of Havencrest Capital Management	United States	0

Randy Chappel	Manager	Managing Director, Hersh Family Investments	United States	0

Tom White	Manager	Vice President and Controller of BEPCO, L.P.	United States	0

Matthew Shofner	Vice President, Secretary and Treasurer	Partner of Havencrest Capital Management	United States	0

TOI HC I, LLC

The name, function, citizenship, and present principal occupation or employment for the managers of TOI HC I, LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individual’s name refers to employment with Havencrest Healthcare Partners, L.P. and (ii) the business address of each manager listed below is 2100 McKinney Avenue, Suite 1760, Dallas, TX 75201.

Name	Position with Reporting Person	Principal Occupation/Business	Citizenship	No. Shares Held

Christopher W. Kersey	Manager	Founding Managing Partner of Havencrest Capital Management	United States	0

Matthew Shofner	Manager	Partner of Havencrest Capital Management	United States	0

Kyle Seco	Manager	Vice President of Havencrest Capital Management	United States	0

SCHEDULE II

Reporting Person	Principal Business Address	Principal Business/Occupation	Place of Organization/ Citizenship

Havencrest Healthcare Partners, L.P.	2100 McKinney Avenue, Suite 1760, Dallas, Texas 75201	Investment fund	Delaware, United States

Havencrest Healthcare Partners GP, LLC	2100 McKinney Avenue, Suite 1760, Dallas, Texas 75201	General partner of Havencrest Healthcare Partners, L.P.	Delaware, United States

TOI HC I, LLC	2100 McKinney Avenue, Suite 1760, Dallas, Texas 75201	Investment fund	Delaware, United States

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2021	HAVENCREST HEALTHCARE PARTNERS, L.P.

By: Havencrest Healthcare Partners GP, LLC, its general partner

	By:	/s/ Christopher W. Kersey
	Name:	Christopher W. Kersey
	Title:	Manager and President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2021	HAVENCREST HEALTHCARE PARTNERS GP, LLC

	By:	/s/ Christopher W. Kersey
	Name:	Christopher W. Kersey
	Title:	Manager and President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2021	TOI HC I, LLC

	By:	/s/ Christopher W. Kersey
	Name:	Christopher W. Kersey
	Title:	Manager